Mail Stop 4561

October 3, 2007

Mr. Ming Hsieh
President and Chief Executive Officer
Cogent, Inc.
209 Fair Oaks Avenue
South Pasadena, CA 91030

> **Re:** **Cogent, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Form 8-K Filed September 10, 2007**
> **File No. 000-50947**

Dear Mr. Hsieh:

We have reviewed your response letter dated September 19, 2007 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data

Statement of Operations, page F-3

1. We note your response to prior comment number 3 as it relates to bundled license arrangements. Please describe the arrangements for which you are unable to establish VSOE and differentiate those arrangements from those for which VSOE exists. As part of your response, please support your belief that the majority of the arrangement value is product revenue in arrangements where VSOE of the maintenance element does not exist.

2.   Notwithstanding your response to prior comment number 3, you disclose on page F-9 that you also have arrangements that require significant modification and customization of the software for which VSOE of the maintenance element does not exist. Please tell us whether this revenue is reported within product revenue, service revenue, or allocated to both using some allocation method.

3.   Please quantity the amount of customized software product revenue that is included in product revenues during the periods presented and your subsequent interim periods.

Form 8-K Filed September 10, 2007

4.   Please explain to us how you will account for the settlement with Northrop Grumman. Your response should address how you will determine the classification of amounts to be recorded and the timing of recognition. As the settlement appears to be a multiple-element arrangement that includes various rights, licenses, and releases between the parties, please explain to us how you will allocate the proceeds between these elements. Refer to any accounting guidance as appropriate.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, Chris Davis, Senior Staff Accountant, at (202) 551-3408 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief